Exhibit 99.1

BANK OF AMERICA CORPORATION
CORPORATE POLICY REGARDING SEEKING

STOCKHOLDER APPROVAL OF FUTURE SEVERANCE AGREEMENTS

1.Policy Statement: It shall be the policy of the Board to seek Stockholder Approval for Future Severance Agreements with Senior Executives that provide Severance Benefits in an amount exceeding the Severance Benefit Limitation.
2.Definitions: As used in this Policy Statement the following terms shall have the following meanings:
“Accrued Benefits” means compensation and benefits earned, accrued or otherwise provided for employment services rendered through the date of termination of employment (e.g., pro rata bonus, accrued vacation, accrued retirement benefits, etc.) or any post-termination benefits provided under plans, programs or arrangements of the Corporation applicable to one or more groups of employees in addition to the Senior Executives (e.g., retiree medical). In that regard, “Accrued Benefits” includes any sign-on bonus paid to an executive intended to attract the executive to the Corporation (whether payable in the form of cash or property, such as shares of the Corporation’s common stock), regardless of whether there is any potential repayment obligation related to such sign-on bonus.
“Base Salary” means:
(i)with respect to an Employment Agreement, the annual rate of base salary payable from time to time to the Senior Executive pursuant to such Employment Agreement, and
(ii)with respect to a Severance Agreement, the annual rate of base salary payable to the Senior Executive immediately prior to the effective date of such Severance Agreement.

“Board” means the Board of Directors of the Corporation.
“Bonus” means the greater of (i) the highest Total Annual Incentive Award actually awarded to the Senior Executive by the Corporation for any of the three (3) fiscal years of the Corporation immediately preceding the fiscal year in which the Senior Executive’s termination of employment occurs, or (ii) the “target” Total Annual Incentive Award for such Senior Executive for the fiscal year in which the Senior Executive’s termination of employment occurs.
“Corporation” means Bank of America Corporation, a Delaware corporation.
“Effective Date” means April 24, 2002, the effective date of this Policy Statement.
“Employment Agreement” means an agreement between the Corporation (or one of its subsidiaries) and a Senior Executive pursuant to which the Senior Executive renders services to the Corporation (or one of its subsidiaries) as an employee (and not as a consultant or other independent contractor). For purposes of this definition, a person shall be considered a Senior Executive if the person is a Senior Executive for the year that the agreement is entered into or if the person will be a Senior Executive for the immediately following year.
“Future Severance Agreement” means an Employment Agreement or Severance Agreement entered into after the Effective Date providing for Severance Benefits to a Senior Executive, and includes any renewal, modification or extension made after the Effective Date to an Employment Agreement or Severance Agreement that is in effect as of the Effective Date.
“Permitted Equity Vesting” means the accelerated vesting pursuant to a Future Severance Agreement related to:
(i)any equity award that was outstanding as of the Effective Date, or

(ii)any equity award granted after the Effective Date to the extent it would have vested during the twenty-four (24) month period following the Senior Executive’s termination of employment.
“Senior Executive” means an executive officer of the Corporation whose compensation is reported in an annual proxy statement of the Corporation furnished to the stockholders of the Corporation after the Effective Date.
“Severance Agreement” means an agreement between the Corporation (or one of its subsidiaries) and a Senior Executive related to such Senior Executive’s termination of employment with the Corporation and its subsidiaries. For purposes of this definition, a person shall be considered a Senior Executive if the person is a Senior Executive for the year that the agreement is entered into or if the person was a Senior Executive for the immediately preceding year. A Severance Agreement does not include an agreement for future services to be rendered to the Corporation (e.g., consulting arrangements) or an agreement to refrain from certain conduct (e.g., covenants not to compete, covenants not to solicit, etc.)
“Severance Benefits” means and includes (i) severance benefits payable in cash (including cash amounts payable for the uncompleted portion of an Employment Agreement), (ii) the value of special benefits or perquisites provided to a Senior Executive for periods following termination of employment, and (iii) the value of any accelerated vesting of any outstanding equity award in connection with the termination of such Senior Executive’s employment other than any Permitted Equity Vesting. The term “Severance Benefits” does not include any Accrued Benefits.
“Severance Benefit Limitation” means, with respect to a Senior Executive, two (2) times the sum of such Senior Executive’s Base Salary and Bonus. Whether the Severance Benefits provided under an Employment Agreement exceed the Severance Benefit Limitation shall be determined by ascertaining whether the Severance Benefits payable to a Senior Executive at any time following termination of employment would exceed the Severance Benefit Limitation. Whether the Severance Benefits provided under a Severance Agreement exceed the Severance Benefit Limitation shall be determined by ascertaining whether the Severance Benefits payable to a Senior Executive under such Severance Agreement exceed the Severance Benefit Limitation. If a Senior Executive enters into more than one Future Severance Agreement (e.g., both an Employment Agreement and a Severance Agreement), the Severance Benefit Limitation shall be applied against the aggregate Severance Benefits payable under all such agreements.
“Stockholder Approval” means, with respect to a Future Severance Agreement, the approval by the affirmative vote of a majority of the votes represented by the aggregate of all of the shares of Common Stock, Series B Preferred Stock and ESOP Preferred Stock of the Corporation cast with respect to such Future Severance Agreement at a duly convened meeting of the stockholders of the Corporation.
“Total Annual Incentive Award” means the total annual incentive awarded to a Senior Executive for a fiscal year of the Corporation, including the portion immediately payable in cash (whether or not any portion of such amount is deferred under any qualified or non-qualified deferred compensation plan of the Corporation) and, if applicable, the portion payable in the form of restricted stock or restricted stock units.
3.Valuations. The determinations of the value of non-cash items, as well as the present value of any cash or non-cash benefits payable over a period of time, shall be determined by the Board in its sole discretion using commercially reasonable valuation techniques and principles.
4.Examples:
    Example A:    The Board determines that it is in the best interest of the Corporation and its stockholders to enter into “change in control agreements” with the Senior Executives after the Effective

Date. Upon a Senior Executive’s qualifying termination of employment following the occurrence of a “change in control,” Severance Benefits would be payable that exceed the Severance Benefit Limitation. These agreements would constitute Future Severance Agreements for purposes of this Policy Statement. Under the Policy Statement, the Corporation would condition such change in control agreements on Stockholder Approval.
    Example B:    The Corporation enters into an agreement and plan of merger with XYZ Corporation after the Effective Date. Under the terms of the transaction the chief executive officer of XYZ Corporation would become a Senior Executive of the Corporation on the effective date of the merger (because the executive’s compensation will be reported in the Corporation’s proxy for the year in which the merger is effective or the following year). The proposed employment agreement with the chief executive officer of XYZ Corporation would have a term of five years and provides that in the event the chief executive officer’s employment with the Corporation is terminated “without cause” or the chief executive officer terminates employment with the Corporation for “good reason” during the term, then the chief executive officer would be entitled to collect the Base Salary and Bonus amounts provided for in the employment agreement for the remainder of the employment agreement term. This employment agreement would constitute a Future Severance Agreement for purposes of this Policy Statement. Because it would be possible for Severance Benefits to be paid in an amount more than the Severance Benefit Limitation, the Corporation would condition the agreement on Stockholder Approval.
    Example C:    The Corporation recruits an executive laterally from another organization after the Effective Date and enters into an employment agreement that annually “renews” for one-year terms which could, under certain circumstances, provide Severance Benefits following a qualifying termination of employment in excess of the Severance Benefit Limitation. The executive is not a Senior Executive (because the executive’s compensation is not reported in the Corporation’s proxy for the year in which the executive is hired or the following year). This employment agreement would not be subject to Stockholder Approval because it is entered into with an executive who is not a Senior Executive.
    Example D:     Same facts as Example C above except that five years after initial employment the executive is promoted and becomes a Senior Executive of the Corporation. The terms and conditions of the executive’s original employment agreement remain in effect. The original employment agreement would not be subject to Stockholder Approval under the Policy Statement because at the time the original employment agreement was entered the executive was not a Senior Executive of the Corporation.
    Example E:     The Corporation desires to laterally recruit a high-level executive from a competitive financial services organization after the Effective Date. The executive would be a Senior Executive of the Corporation upon initial employment (because the executive’s compensation will be reported in the Corporation’s proxy for the year in which the executive is hired or the following year). Under the terms of a two-year employment agreement entered into with the executive, the executive receives (i) a guaranteed level of Base Salary and Bonus for a period of two years, (ii) a “sign-on bonus” intended to compensate for benefits with the executive’s current employer that would be forfeited upon the executive’s separation from service, (iii) a supplemental retirement arrangement under which the executive accrues a certain retirement income benefit for each year of service rendered, and (iv) certain equity awards that have vesting schedules associated with them in excess of the two-year term of the agreement but which provide for full vesting upon the executive’s termination of employment “without cause” to the extent the awards would have vested during the twenty-four (24) month period following termination of employment. The Board determines at the time the employment agreement is entered into that the Severance Benefits provided by the agreement do not exceed the Severance Benefit Limitation because (i) the guaranteed Base Salary and Bonus could not result in the payment of Severance

Benefits in excess of the Severance Benefit Limitation and (ii) the other elements of the agreement would not constitute Severance Benefits under the Policy Statement. Specifically, the sign-on bonus and benefits accrued under the supplemental retirement arrangement would constitute Accrued Benefits, and any additional vesting of the equity awards would constitute Permitted Equity Vesting. Accordingly, the employment agreement would not be submitted for Stockholder Approval.
5.Reservation of Right to Amend. The Board reserves the right to amend this Policy Statement from time to time in its sole discretion.